UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15025531

SEC
Mail Processing
Section
MAR 09 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RiverRock Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Southwest Freeway, Suite 3120
(No. and Street)

Houston, Texas 77027
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. Hickey (713) 375-1304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

7501 Wisconsin Avenue, Suite 400E | Bethesda | MD | 20814-6583
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/19

OATH OR AFFIRMATION

I, James T. Hickey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RiverRock Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KRISTA R. FULLER
Notary Public, State of Texas
My Commission Expires
August 18, 2018

Krista R. Fuller
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RiverRock Securities, LLC

(A wholly-Owned Subsidiary of Renegade Capital GP, LLC)

Financial Statements (with supplementary information) and report of independent registered public accounting firm

December 31, 2014

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Managing Member
RiverRock Securities, LLC
Houston, Texas

We have audited the accompanying financial statements of RiverRock Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. RiverRock Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RiverRock Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note E to the financial statements, the Company has recorded a prior period adjustment to correct the understatement of member's equity as of December 31, 2013. Our opinion is not modified with respect to this matter.

The supplemental information on Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of RiverRock Securities LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

Bethesda, Maryland
March 2, 2015

RIVERROCK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF RENEGADE CAPITAL GP, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets:		
Cash and cash equivalents	$	25,901
Prepaid expenses		15,420
Total assets	$	41,321

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	1,269
Accrued expenses		8,500
Total liabilities		9,769
Member's equity		31,552
Total liabilities and member's equity	$	41,321

See accompanying notes to the financial statements.

RIVERROCK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF RENEGADE CAPITAL GP, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Retainer fees	$	188,000
Commission income		15,066
Total revenues		203,066
Expenses:		
Legal, accounting and regulatory fees		45,922
Commission expense		187,110
General and administrative		56,315
Total expenses		289,347
Interest income		4
Net loss	$	(86,277)

See accompanying notes to the financial statements.

RIVERROCK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF RENEGADE CAPITAL GP, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Member's Equity	Accumulated Deficit	Total Member's Equity
Balance - December 31, 2013, as previously reported	$ 491,339	$ (458,138)	$ 33,201
Prior period adjustment	-	11,628	11,628
Balance - December 31, 2013, as restated	491,339	(446,510)	44,829
Capital Contributions	73,000	-	73,000
Net loss	-	(86,277)	(86,277)
Balance - December 31, 2014	$ 564,339	$ (532,787)	$ 31,552

See accompanying notes to the financial statements.

RIVERROCK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF RENEGADE CAPITAL GP, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net loss	$	(86,277)
Adjustments to reconcile net loss to net cash used in operating activities		
Change in assets and liabilities:		
Increase in prepaid expenses		(3,792)
Decrease in accounts payable		(7,445)
Increase in accrued expenses		8,500
Net cash used in operating activities		(89,014)
Cash flows from financing activities:		
Capital contributions		73,000
Net cash provided by financing activities		73,000
Net decrease in cash and cash equivalents		(16,014)
Cash and cash equivalents, at beginning of year		41,915
Cash and cash equivalents, at end of year	$	25,901

See accompanying notes to the financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Nature of Operations

RiverRock Securities, LLC (the "Company") was incorporated in Delaware on April 13, 2008. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a FINRA-Member. The Company was established to partner with third party fund marketers, merchant banks and independent investment bankers on private placements and other investment banking advisory services. The Company is 100% owned by Renegade Capital GP, LLC. Renegade Capital GP, LLC has the intent and ability to fund the Company's operations and maintain regulatory net capital through December 31, 2015.

2. Cash Equivalents

The Company considers all money market accounts, time deposits, and certificates of deposits purchased with original maturities of three months or less to be cash equivalents.

3. Income Taxes

As a limited liability company, no provision for federal income taxes has been made in the Company's financial statements as the Company is a disregarded entity for income tax purposes and is not subject to federal income tax. The results of operations are included in the tax returns of the members. Certain transactions of the Company may be subject to accounting methods for income tax purposes which differ from the accounting methods used in preparing these financial statements in accordance with accounting principles generally accepted in the Unites States of America. Accordingly, the net income or loss of the Company and the resulting balances in member's equity accounts reported for income tax purposes may differ from balances reported for those same items in the accompanying financial statements. The Company's 2011, 2012, and 2013 tax returns and the amount of allocable income or loss are subject to examination by federal and state taxing authorities. If such examinations result in changes to income or loss, the tax liability of the member would be changed accordingly. The Company is not aware of any uncertain tax positions at December 31, 2014.

4. Revenue Recognition

The Company derives its revenue from customers that contract the Company to find suitable investors to invest in customer funds/investments. The Company earns a monthly retainer fee for this service and a placement fee based upon a percentage of the capital raised if an investment is placed. The Company, in turn, contracts registered representatives to find suitable investors for the customers and pays the registered representative approximately 90% of all monthly retainers received from the customers.

5. Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B – RELATED PARTY TRANSACTIONS

The Company received $73,000 in capital contributions from Renegade Capital GP, LLC, the Company's sole member in 2014.

The Company has an office and administrative agreement with RiverRock Management Company, LLC, a wholly-owned subsidiary of Renegade Capital GP, LLC, the Company's sole member. The agreement was renewed various times throughout the year and required the Company to pay $2,945 per month from January through April of 2014, $4,018 per month from May through July of 2014, $4,019 per month for August and September of 2014, and $3,685 per month from October through December 2014. During the year ended December 31, 2014, the Company paid $42,927 to the related party under this office and administrative agreement which included use of personnel, office space and other office expenses, which are included in general and administrative on the statement of operations. At December 31, 2014, the Company had $33,165 of future commitments under this agreement, all of which will become due in 2015.

The Company had an administrative agreement with Service Steel Warehouse Co., LP that required the Company to pay a specified amount for personnel that are employed by the related entity. James T. Hickey, the President of the Company, is the CFO of Service Steel Warehouse Co., LP. This agreement was terminated in May 2014. During the year ended December 31, 2014, the Company paid $4,239 with this agreement.

NOTE C – MINIMUM NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENT

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such rule. At December 31, 2014, the Company was in compliance with $11,132 in excess net capital. The Company's ratio of aggregate indebtedness to net capital was 60.56% at December 31, 2014 which was less than the maximum ratio of 15 to 1.

NOTE D – CONCENTRATION OF CUSTOMER RISK

Six customers comprise all of the revenue recognized in 2014 by the Company, with the largest customer representing 44% of revenue. However, customer accounts typically are collected within 90 days and, as of December 31, 2014, the Company's trade receivable balance is $0, limiting credit risk.

NOTE E – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL INFORMATION

The Company identified an error in the application of accounting policies and the classification of prepaid expenses. Three payments, totaling $11,628, made in 2013 related to 2014 expenses were recorded in error and fully expensed in 2013. The correction of the error is to record the respective expenses in 2014 and, correspondingly, to increase equity at December 31, 2013. These prepaid expenses would have been amortized and realized throughout 2014. The correction of this error had no effect on total assets, liabilities or member's equity as of or subsequent to December 31, 2014. The corrections had no effect on the Company's compliance with minimum regulatory net capital requirements at December 31, 2014 or 2013.

NOTE F – SUBSEQUENT EVENTS

In January of 2015, the Company received $25,000 in capital contributions from Renegade Capital GP, LLC, the Company's sole member.

The Company has evaluated subsequent events through March 2, 2015, the date which the financial statements were available to be issued. No events or transactions have occurred subsequent to the balance sheet date other than those that have already been discussed that might require recognition or disclosure in the financial statements.

(A Wholly-Owned Subsidiary of Renegade Capital GP, LLC)
SCHEDULE I
COMPUTATION OF NET CAPITAL AND RECONCILIATION TO THE DECEMBER 31, 2014 UNAUDITED FOCUS REPORT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

Computation of Net Capital:		
Total member's equity (from Statement of Changes in Member's Equity)	$	31,552
Nonallowable assets:		
Prepaid expenses		15,420
Net Capital	$	16,132
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness		
Accounts payable and accrued expenses	$	9,769
Total aggregate indebtedness	$	9,769
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	651
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	5,000
Excess net capital	$	11,132
Percentage of aggregate indebtedness to net capital		60.56%
Reconciliation of the Company's computation (included in Part IIA of Form X-17A-5)		
Net Capital, as reported in the Company's Part II (unaudited) FOCUS report	$	23,611
Audit adjustments:		
Commission expense adjustment		(7,500)
Allowable asset previously excluded		21
Total audit adjustments		(7,479)
Adjusted Net Capital per computation of Net Capital above	$	16,132

(A WHOLLY-OWNED SUBSIDIARY OF RENEGADE CAPITAL GP, LLC)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANE COMMISSION
DECEMBER 31, 2014

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession or under its control.

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Managing Member
RiverRock Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) RiverRock Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision for the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Bethesda, Maryland
March 2, 2015

RIVERROCK

RiverRock Securities, LLC
James T. Hickey, President
jhickey@riverrocksecurities.com

RiverRock Securities, LLC's Exemption Report

RiverRock Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): (2) (i)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

RiverRock Securities, LLC

I, James T. Hickey, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct as of the date listed above.

Signed this 2nd day of March, 2015.

J T Hickey

James T. Hickey
President

3200 Southwest Freeway, Suite 3120 • Houston, Texas 77027
Phone: (713) 375-1300 • Fax: (832) 550-2929